

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

<u>Via E-mail</u>
Mr. Anthony Thomas
Chief Financial Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

      Re: Windstream Corporation
              Form 10-K for the Year Ended December 31, 2012
              Filed February 20, 2013
              File No. 1-32422

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Business Trends, page F-3</u>
<u>Wireless backhaul, page F-3</u>

1.   We note that you have made significant success-based capital investments, which include building out fiber to new wireless towers and replacing copper facilities with fiber facilities to wireless towers that you already serve. Tell us how you evaluated the remaining economic life of copper facilities that you already serve and the impact on depreciation expense in subsequent periods.

<u>18. Quarterly Financial Information, page F-92</u>

2.   Please include a footnote to explain why you incurred a significant decline in operating income and net income during the fourth quarter of each of the last two years and advise us.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Robert S. Littlepage for

                                Larry Spirgel
                                Assistant Director